Form G-FIN

06008675

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
1-139

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [X] Amendment

RECEIVED MAY 2? 2006 DIVISION OF MARKET REGULATION

4. A. Full name of the financial institution:

   Country Club Bank

   B. Address of principal office of financial institution:

   9400 Mission Road, Prairie Village, KS 66206

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A

   D. Mailing address if different from (B) or (C):

   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Steven Wallace Panknin	Exec. Vice President	(816) 751-1416

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

   See Attached

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

KH 6/1/06

AB

FORM G-FIN

COUNTRY CLUB BANK

Response to Item 5

The principal office of Country Club Bank's Investment Division is located in Prairie Village, Kansas within the main bank at 9400 Mission Road, Prairie Village, KS 66206. At this location the following Government securities dealer activities are conducted: Management and administration, operations, and sales and trading of Government securities.

Country Club Bank Investment Division operates eleven remote sales offices (listed below). Government securities dealer activities conducted within these offices is limited to solicitation of security sales. Such sales transactions are ultimately confirmed in the Investment Division's Prairie Village office. No trading of securities is conducted at any of these dealer locations.

Oklahoma Offices

6520 South Lewis, Suite 16
Tulsa, OK 74136

750 W. Covell Road, Suite 120
Edmond, OK 73003

Missouri Offices

414 Nichols Road
Kansas City, MO 64112

103 W. 12th St.
Kansas City, MO 64105

2400 Prairie View Road
Platte City, MO 64079

29 S. 9th St., Suite 207
Columbia, MO 65201

Kansas Offices

11181 Overbrook Road
Leawood, KS 66211

2001 Shawnee Mission Parkway
Mission Woods, KS 66205

21911 W. 66th Street
Shawnee, KS 66226

11006 Parallel Parkway
Kansas City, MO 66109

13451 Briar St.
Leawood, KS 66209

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Thompson	Byron	Gregory	Chairman
Morris, Jr.	George	Willard	Exec. Vice President
Panknin	Steven	Wallace	Exec. Vice President
Raplinger	Charles	Howard	Exec. Vice President
Adams	Mark	Christopher	Senior Vice President

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Steven	Wallace	Panknin	Exec. Vice President

Manual Signature: Steven W. Panknin

Date: